(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	November 27, 2009

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Central Investment Portfolios II LLC (the Company):
Fidelity Tactical Income Central Fund (the fund)
File No. 811-22083
Amendment No. 9

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the Company is an amendment to the Company's Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, is maintained at the offices of the Company. This filing also includes a conformed copy of the manually signed consent of the Company's independent registered public accounting firm, the original of which is maintained at the offices of the Company.

This filing includes the following items: Cover letter, facing page, Part A, Part B, and Part C for Fidelity Tactical Income Central Fund. The Documents have been modified to reflect amendments made to Form N-1A under the Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies. Due to the extent of the modifications made to the Part A, this document, as filed herein, has not been tagged to indicate changes made since the filing of Amendment No. 7. The fund's Part B, as filed herein, has been tagged to indicate modifications and editorial changes made since the filing of Amendment No. 7. This filing also serves to update standard disclosure and implement editorial changes.

The principal purpose of this filing is to update the funds' financial information for the fiscal year ended September 30, 2009. This filing also serves to update standard disclosure and implement editorial changes for the fund.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Eugenio Martinez
Eugenio Martinez
Legal Product Group